Eurasian Minerals Inc. NEWS RELEASE

 Eurasian Minerals Announces First Quarter 2012 Results

Vancouver, British Columbia, May 17, 2012 (TSX Venture: EMX; NYSE Amex: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) today announced the results for the first quarter ended March 31, 2012. Details of the Company’s financial results are described in the consolidated financial statements and Management’s Discussion and Analysis (“MD&A”), which are available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. Financial results are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

First Quarter Highlights

Current quarter highlights (including subsequent events through May 14, 2012) included:

  Antofagasta Minerals S.A. (“Antofagasta”), an exploration venture partner, elected the Norrmyran copper property as the second Designated Property in Sweden;

  The Company and Chesser Resources Limited (“Chesser”) entered into an option agreement to sell the Sisorta joint venture asset to a privately owned Turkish company;

  The Eurasian-Newmont joint venture in Haiti signed a Memorandum of Understanding with the government of Haiti regarding continued discussions on the pending Mining Convention, and allowing drilling on selected projects. Additionally, Newmont Ventures Limited (“Newmont”) relinquished its rights in the Grand Bois Research Permit that covers the historic gold resource area and as a result, the Company has regained 100% control of the Grand Bois project;

  A second exploitation license was granted, an updated NI 43-101 technical report filed, and the 2012 exploration program commenced at the Akarca joint venture project in Turkey;

  A new regional exploration initiative and the staking of the Moran Dome gold project in Alaska were announced;

  The Company entered into a definitive agreement with respect to a proposed acquisition of Bullion Monarch Mining, Inc. (“Bullion”), pursuant to which the Company agreed to acquire all of the outstanding common stock of Bullion. In exchange, each Bullion shareholder will receive 0.45 common shares of Eurasian and US$0.11 in cash for each Bullion share held;

  The Company incurred gross expenditures of $2,114,067 on its exploration portfolio and recovered $1,077,025 pursuant to its joint venture agreements, resulting in net exploration expenditures of $1,037,042.

  The Company incurred a net loss of $4,053,512 (or a net loss of $0.08 per basic and diluted share) for the three-month period ended March 31, 2012 compared to a net loss of $3,817,547 in the previous comparative period (or a net loss of $0.08 per basic and diluted share); and

  The Company’s common shares began trading on the NYSE Amex under the ticker symbol “EMXX.”

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Selected Financial Data

	Three-month period
	ended March 31,
	2012	2011
EXPLORATION EXPENDITURES	$2,114,067	$3,189,698
Less: recoveries	(1,077,025)	(1,469,725)
Net exploration expenditures	1,037,042	1,719,973

GENERAL AND ADMINISTRATIVE EXPENSES
Total general and administrative expenses	2,541,548	1,610,015
Loss before other items	(3,578,590)	(3,329,988)

OTHER ITEMS
Change in fair value of held-for-trading investments	(167,407)	(117,666)
Equity loss in associated companies	(300,266)	—
Foreign exchange loss	(112,096)	(326,853)
Gain (loss) on investments	32,275	(139,775)
Interest income	75,572	137,480
Loss on disposal of equipment	—	(40,745)
Total other loss	(474,922)	(487,559)

Comprehensive loss for the period	$(4,053,512)	$(3,817,547)

Basic and diluted loss per share	$(0.08)	$(0.08)

	March 31,	December 31,
	2012	2011
Working capital	$38,585,346	$40,742,549
Total assets	$50,444,262	$52,030,105
Total equity	$48,384,352	$49,779,333

Financial Results

The net loss for the three-month period ended March 31, 2012 was $4,053,512 (or a net loss of $0.08 per basic and diluted share), compared to $3,817,547 (or a net loss of $0.08 per basic and diluted share) for the prior year’s comparative quarter. This loss was made up of $1,037,042 in net exploration expenditures, $2,541,548 in general and administrative expenses, and other losses totaling $474,922. Some of the factors of note when comparing the current quarter to the prior year’s comparative quarter are as follows:

  Net exploration expenditures decreased by $682,931 partly due to the recovery in the current quarter of costs incurred in Sweden from our partner Antofagasta, who was not yet a partner in the prior year’s quarter;

  Professional fees increased by $420,230 to $565,234 from $145,004 due to additional legal and accounting costs incurred in relation to the proposed merger with Bullion;

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

  Salaries and consulting fees increased by $236,899 to $621,480 from $384,581 due to increased corporate staff levels and consulting costs associated with the Company’s strategic business development and due diligence on new business opportunities;

  Transfer agent and filing fees increased by $111,351 to $191,738 from $80,387 mainly due to the Company’s NYSE Amex listing in January 2012; and

  Foreign exchange losses decreased by $214,757 to $112,096 from $326,853 due to stronger United States dollars against Canadian dollars in the prior year’s quarter.

Liquidity and Capital Resources

The Company’s working capital position at March 31, 2012 was $38,585,346, compared with $40,742,549 at December 31, 2011. The decrease in working capital of $2,157,203 during the three-month period ended March 31, 2012 was primarily due to cash used in operating activities of $3,277,980 and purchase of property and equipment of $1,143,188. The decrease was primarily offset by funds received from sale of marketable securities of $718,275, on exercise of warrants of $1,898,995 and stock options of $20,000. In management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

Share Data

The Company’s shares are traded on the TSX Venture Exchange and, since January 30, 2012, on the NYSE Amex. At May 14, 2012, the Company had 53,226,200 common shares issued and outstanding. There were also 3,933,867 stock options outstanding with expiry dates ranging from May 22, 2012 to March 13, 2017, and 12,395,288 warrants outstanding with expiry dates ranging from March 1, 2013 to November 12, 2015.

About Eurasian Minerals Inc.

Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

The NYSE Amex, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including its MD&A and financial statements for the three-month period ended March 31, 2012 and the AIF, MD&A and annual audited financial statements as of and for the nine-month period ended December 31, 2011, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com